Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars)

Notice of no Auditor Review of
Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Baja Mining Corp. (the “Company”) as at September 30, 2012 and for the three months and nine months ended September 30, 2012 have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Baja Mining Corp.
Consolidated Balance Sheets - Unaudited
As at September 30, 2012 and December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

	September 30,	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	5,379	39,625
Short-term deposits	2,236	33,068
Other current assets (note 4)	978	21,646
Current assets	8,593	94,339

Restricted cash (note 5)	2,044	31,150
Deposits	495	2,501
Receivables	1,407	-
Inventory (note 6)	-	3,451
Investment in associate (note 8)	18,516	-
Deferred financing costs (note 7)	-	24,810
Property, plant and equipment (note 9)	509	605,038
Derivative asset (note 13)	15,767	5,695

Total assets	47,331	766,984

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	1,607	49,452
Current portion of environmental liabilities (note 10)	-	352
Current portion of senior debt (note 11)	-	152,018
Current portion of subordinated debt (note 12)	10,000	9,360
Current portion of derivative liabilities (note 13)	-	42,890
Current liabilities	11,607	254,072

Environmental liabilities (note 10)	-	15,762
Subordinated debt (note 12)	-	233,797
Derivative liabilities (note 13)	-	6,818
Other liabilities	4,063	2,336

Total liabilities	15,670	512,785

Share capital (note 14)	291,467	289,755
Contributed surplus	132,521	109,168
Deficit	(406,752)	(135,250)
Accumulated other comprehensive income	14,425	5,157

Equity attributable to shareholders of the Company	31,661	268,830
Non-controlling interests	-	(14,631)

Total equity	31,661	254,199

Total liabilities and equity	47,331	766,984

Nature of operations, going concern and subsequent events (note 1)
Commitments and contingencies (note 18)

Approved by the Board and authorized for issue on November 12, 2012.

/s/ Ross Glanville	Director	s/s/ C.Thomas Ogryzlo	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three and nine months ended September 30, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

Consolidated Statements of Operations - Unaudited

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

Expenses
General and administration (note 15)	5,774	3,875	17,282	14,438
Research	13	115	76	631
Impairments (notes 6, 7 and 9)	2,184	-	190,279	2,746

Loss before other items	(7,971)	(3,990)	(207,637)	(17,815)

Foreign exchange (loss) gain	(8,630)	18,023	(9,466)	10,075
Fair value adjustment on derivative instruments (note 13)	(4,751)	64,889	26,283	39,234
Loss on deconsolidation of subsidiary (note 3)	(115,834)	-	(115,834)	-
Share of results in associate (note 8)	(15,193)	-	(15,193)	-
Finance income	87	122	407	395
Finance cost	25	(74)	(308)	(110)

(Loss) income before tax	(152,267)	78,970	(321,748)	31,779

Taxation expense	485	(619)	(750)	(1,725)

(Loss) income for the period	(151,782)	78,351	(322,498)	30,054

(Loss) income for the period attributable to:
Shareholders of the Company	(149,212)	60,177	(271,502)	21,599
Non-controlling interests	(2,570)	18,174	(50,996)	8,455
(Loss) income per share –
Basic	(0.44)	0.18	(0.80)	0.06
Diluted	(0.44)	0.18	(0.80)	0.06
Weighted average number of shares outstanding –
Basic	340,213,025	337,971,584	339,952,769	336,397,111
Diluted	340,213,025	342,619,228	339,952,769	342,197,164

Consolidated Statements of Comprehensive (Loss) Income – Unaudited

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

(Loss) income for the period	(151,782)	78,351	(322,498)	30,054

Other comprehensive income (loss)
Currency translation adjustment	9,784	(22,655)	9,272	(13,221)

Total comprehensive (loss) income	(141,998)	55,696	(313,226)	16,833

Total comprehensive (loss) income attributable to:
Shareholders of the Company	(139,425)	37,522	(262,234)	8,378
Non-controlling interests	(2,573)	18,174	(50,992)	8,455

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Equity - Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total

Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Loss for the period	-	-	-	21,599	-	21,599	8,455	30,054
Currency translation adjustment	-	-	-	-	(13,221)	(13,221)	-	(13,221)
Exercise of stock options	3,953,750	4,869	(3,194)	-	-	1,675	-	1,675
Stock-based compensation expense	-	-	6,471	-	-	6,471	-	6,471
Exercise of warrants	101,813	203	(99)			104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4062	-	-	4,062	-	4,062
Balance – September 30, 2011	338,228,650	289,101	108,066	(125,163)	(1,344)	270,660	(14,681)	255,979
Income for the period	-	-	-	(10,087)	-	(10,087)	54	(10,033)
Currency translation adjustment	-	-	-	-	6,501	6,501	(4)	6,497
Exercise of stock options	550,000	654	(439)	-	-	215	-	215
Stock-based compensation expense	-	-	1,541	-	-	1,541	-	1,541
Fair value differential of loans from non-controlling interests	-	-	-	-	-	-	-	-
Fair value differential of Baja funding loan	-	-	-	-	-	-	-	-
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the period	-	-	-	(271,502)	-	(271,502)	(50,996)	(322,498)
Currency translation adjustment	-	-	-	-	9,268	9,268	4	9,272
Exercise of stock options	450,000	590	(431)	-	-	159	-	159
Stock-based compensation expense	-	-	323	-	-	323	-	323
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	23,718	-	-	23,718	-	23,718
De-consolidation of subsidiary (note 3)							65,623	65,623
Balance – September 30, 2012	340,213,025	291,467	132,521	(406,752)	14,425	31,661	-	31,661

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows - Unaudited
For the nine months ended September 30, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

	Nine months ended
		September 30,
	2012	2011

Cash flows from operating activities
(Loss) income for the period	(322,498)	30,054
Items not affecting cash
Depreciation and accretion	2,011	1,063
Stock-based compensation expense	372	4,362
Unrealized foreign exchange	9,062	(10,067)
Fair value adjustment on derivative instruments	(26,283)	(39,234)
Unrealized loss on deconsolidation of subsidiary	116,052	-
Share of results in associate	15,193	-
Impairment charges	190,279	2,746
Income tax provision	750	1,736
	(15,062)	(9,340)

Special warrants liability payment	-	(333)
Net changes in working capital balances
Other current assets	(1,199)	574
Accounts payable and accrued liabilities	(333)	(91)

	(16,594)	(9,190)
Cash flows from investing activities
Redemption of (investment in) short term deposits	31,367	(35,542)
Acquisition of property, plant and equipment	(279,232)	(220,549)
Increase in value-added tax recoverable	(2,080)	(11,633)
Reduction of restricted cash	2,410	90,304
Increase in other long-term liabilities	-	681
Increase in deposits	(6,955)	(8,505)
Increase in inventory	(409)	(2,761)
Cash disposed on loss of control of subsidiary	(39,688)	-

	(294,587)	(188,005)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,024	1,779
Expenditure on deferred financing costs	(2,068)	(2,093)
Proceeds from subordinated debt	97,470	163,867
Proceeds from senior debt	180,000	-

	276,426	163,553

Effect of exchange rate changes on cash and cash equivalents	509	564

Decrease in cash and cash equivalents	(34,246)	(33,078)
Cash and cash equivalents - Beginning of period	39,625	48,151

Cash and cash equivalents - End of period	5,379	15,073

Supplemental cash flow information (note 19)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus was the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 27, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012, the Company’s ownership interest in MMB was reduced to 49%. MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the nine-month period ended September 30, 2012, the Company incurred a loss of $322,498 and as at September 30, 2012, the accumulated deficit attributable to shareholders amounted to $406,752. As at September 30, 2012 the Company’s consolidated working capital deficit was $3,014.

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000). During the same month, three members of the Board of Directors resigned, leaving the Company with only three Board members. However, in May 2012 the Board of Directors was reconstituted, adding two returning members and two new members. Immediately following the change, the CEO (also a board member) resigned and the Company’s leadership changed.

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns putting MMB in an Event of Default as defined in the MMB’s senior lending agreements. As a result, MMB is unable to access any of the previously approved senior debt facilities. However, the Company was successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders agreed to refrain from exercising rights and remedies available to them under the senior lending agreements (note 1 (b), (d)). MMB is also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt (note 12(a)) and Baja funding loan (note 12(b)), due to the fact that MMB’s liabilities exceeded the carrying value of its assets as at September 30, 2012.

During the quarter ended September 30, 2012, pursuant to the terms of an interim funding agreement entered into with the Consortium on July 25, 2012 and related funding contributions received by MMB, the Company’s ownership interest in MMB was reduced from 70% to 49%, and there was a loss of control in MMB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

MMB obtained $90,000 of interim financing provided by the Consortium in Stage I of the proposed funding solution, which completed on August 27, 2012. In Stage II, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project (“Stage I” and “Stage II”, together the “Consortium Financing”). The Stage I interim funding was intended to give the Consortium members time to complete an evaluation of the Boleo Project and decide if they wish, in their sole discretion, to commit to contributing the further funding necessary to bring the Boleo Project to completion. Under the terms of the agreement, the Consortium was required to complete the Stage I funding and to make its decision with regards to the Stage II financing by August 30, 2012. The Consortium has not committed to Stage II but, subsequent to the Stage I interim funding and September 30, 2012, has contributed an additional $104,000 in construction funding to MMB (note 1(a), (b) and (c)), and has entered into negotiations with MMB’s lenders (note 1 (d)).

Pursuant to the terms of the Consortium Financing, upon the full contribution of the Stage I $90,000 commitment, Baja’s ownership interest in MMB was reduced to 49% (a reduction of 21%). Upon Baja’s loss of control of MMB, management responsibility was transitioned from the Company to the Consortium and changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantee to reflect its proportionate equity interest in MMB.

As a result of the loss of control of MMB, in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has derecognized the assets and liabilities of MMB at their carrying amounts on August 27, 2012, the date when control was lost, and recognized the retained investment in MMB at its fair value (note 3) and reported a loss on deconsolidation. The Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates for as long as it retains significant influence over MMB.

If the Consortium elects to proceed with the Stage II funding, Baja will have a right to contribute to such funding, subject to contributing a minimum of $10,000 and a contribution which would result in it holding a maximum 40% interest in MMB. Baja may attempt raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering.

If Baja makes no contribution to the Stage II funding, Baja’s interest in MMB will be reduced from 49% to 10%. In addition, if the total Stage II costs to complete the project exceed US$443,390 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. If Baja fully exercises its Stage II participation right, it would be required to contribute approximately US$341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant report technical report on the Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right.

As at September 30, 2012 and the approval date of these financial statements, the Consortium has not yet reached a decision regarding its commitment to the Stage II financing. The decision is subject to further due diligence by the Consortium and agreement with MMB’s lenders with respect to the re-activation of its credit facilities. Should the Consortium elect not to commit fully to the Stage II funding or to continue to otherwise fund the operations of MMB, Baja expects that it will recommend to MMB that it proceed with an orderly shutdown of operations at the Boleo Project to seek to preserve value for Baja’s stakeholders.

Should the Company and MMB be forced to shut down the Project and/or the senior lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the current senior facilities completion guarantee. Regardless of any changes in the Company’s interest in MMB, currently, under the terms of the guarantee agreement, the Company remains liable for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at September 30, 2012, MMB had drawn $360,789 against its senior facilities (note 18(a)).

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the continued interim funding of MMB by the Consortium; (ii) the continued support of the senior lenders in choosing not to exercise any remedies available to them under the Event of Default in the event of the expiration on November 20, 2012, of the latest standstill agreement, (iii) an election by the Consortium to complete the Stage II of the proposed funding solution; (iv) approval by the senior lenders of the proposed funding solution and reinstatement of the remaining senior debt facilities and cost overrun facilities; (v) completion of development of the Boleo Project; and (vii) establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 12(c)).

The success of these factors above cannot be assured and accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

During the quarter ended June 30, 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner seeks, among other reliefs, special and punitive damages in the amount of Cdn$260,000 (note 18(e)).

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Subsequent events

a)	On October 5, 2012, the Company announced that the Consortium had advanced $6,700 to MMB that allowed it to continue construction of the Boleo Project

b)

On October 15, 2012, the Company announced that the Consortium had advanced a further $13,300 to MMB that allowed it to continue construction of the Boleo Project. At this time, the Company’s senior lenders agreed to an extension on the previously disclosed standstill agreement, whereby the lenders agreed that they will not exercise the rights and remedies available to them (note 11) during the standstill period, which expired on October 22, 2012.

c)

On November 2, 2012, the Company announced that the Consortium had advanced a further $84,000 to MMB to allow it to continue construction of the Boleo Project and that the Company is in the process negotiating with its senior lenders a further extension to the standstill agreement.

d)

On November 7, 2012, the Company announced that in connection with the $84,000 advance to MMB announced on November 2, 2012, the standstill agreement had been extended to November 20, 2012, and that the Consortium is actively engaging the lenders in a renegotiation of the original project financing in an effort to partially re-active the loan facilities by November 20, 2012.

2	Basis of preparation, critical accounting estimates and assumptions

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which were prepared in accordance with IFRS as issued by the IASB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation, critical accounting estimates and assumptions (continued)

a)	Significant accounting policies

	(i)	Principles of consolidation

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. The results of subsidiaries that have been deconsolidated during the year are included up to the date control ceased. All significant inter-company transactions and balances have been eliminated upon consolidation.

(ii)	Investment in associates

Investment in associates over which the Company exercises significant influence is accounted for using the equity method. The Company’s investment is initially recorded at cost which represents the fair value of the consideration paid. When the Company recognizes an investment in an associate on the loss of control of a former subsidiary, cost is measured as the fair value of the investment retained in the former subsidiary. Thereafter, the carrying value of the investment is increased by additional contributions to the associate and decreased for any distributions received from the associate. The carrying value is also adjusted for the Company’s share of the profit or loss of the associate after the initial date of recognition.

b)	Critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation, critical accounting estimates and assumptions (continued)

	b)	Critical accounting estimates and assumptions (continued)

		(i)	Fair value of derivative assets

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments.

Derivative assets include the Company’s cost overrun facility, which represents a purchased put option (note 13(a)). Management utilized a weighted probability of the expected drawdown of this facility in determining the fair value of this derivative.

(ii)	Measurement of the Refundable deposit liability

A refundable deposit liability is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or possibility of this decision (note 12(c)).

(iii)	Guarantees

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in an event in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern (note 1).

Significant factors in concluding payment was not probable as of the reporting date included the continued support of the lenders through the extension of the standstill agreements to November 20, 2012, and the additional $104 million contributed to MMB by the Consortium after the reporting date.

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

3	Loss of control of subsidiary

On August 27, 2012, the Consortium completed the Stage I financing of $90,000 and pursuant to the terms of the Consortium Financing, Baja’s ownership interest in MMB was reduced from 70% to 49% (a reduction of 21%). Although the Company lost control over MMB, it retains significant influence in MMB through its shareholding and board representation.

Baja’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinate debt (see note 12 (d)), and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

In approximating a fair value for its 49% interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be determined by the market capitalization of the Company following the announcement of the completion of the Stage I interim funding adjusted for the carrying values at August 27, 2012 of the Company’s other assets and liabilities. This method supports an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

Accordingly, the Company has:

  Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation);

  Recognized the investment retained in MMB at its fair value; and

  Recognized the difference as a loss attributable to the Company on the loss of control of MMB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

3	Loss of control of subsidiary (continued)

The following table summarizes the carrying values of the assets and liabilities on August 27, 2012 and the loss resulting from the loss of control of MMB.

August 27,
2012

ASSETS
Cash and cash equivalents	39,688
Other current assets	26,158
Current assets	65,846

Restricted cash (note 5)	26,743
Deposits	8,977
Inventory (note 6)	3,046
Deferred financing costs (note 7)	1,460
Property, plant and equipment (note 9)	836,783

Total assets derecognized	942,855

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	111,077
Current portion of environmental liabilities (note 10)	327
Current portion of senior debt (note 11)	359,510
Current portion of subordinated debt (note 12)	104,888
Current portion of derivative liabilities (note 13)	33,304
Current liabilities	(609,106)

Environmental liabilities (note 10)	24,411
Subordinated debt – non-controlling interests (note 12)	225,200
Subordinated debt – Baja - at face value	309,038

Total liabilities derecognized	(1,167,755)

Non-controlling interests derecognized	65,623

Net liabilities and non-controlling interest derecognized	(159,277)

Fair value of interest in associate	33,709

Net liabilities and non-controlling interest derecognized	159,277

Transfer of subsidiary’s other comprehensive income	218

Gain from de-recognition of subsidiary assets and liabilities	193,204

Loss from de-recognition of carrying value of shareholder loans from subsidiary	(309,038)

Loss on deconsolidation of subsidiary	(115,834)

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Other current assets

	September 30,	December 31,
	2012	2011

Prepaid expenses	93	247
Value-added tax recoverable	-	20,801
Other receivables	885	598

	978	21,646

During the period, other current assets decreased by $26,158 from the deconsolidation of a subsidiary (note 3).

5	Restricted cash

	September 30,	December 31,
	2012	2011

Construction funds (a)	-	24,271
Reclamation fund	-	4,900
Amounts restricted through credit facilities	769	1,979
Amounts restricted for employee liabilities (b)	1,275	-

	2,044	31,150

a)

As required under the senior debt arrangement signed on September 28, 2010 (note 11), the Company set up certain trust accounts for project funding. Funds from this account may be drawn on a monthly basis, based on approved cash flow projections, and used only on the Boleo Project.

b)

Represents funds held in a trust established by the Company in the second quarter of 2012. The trust is to have a one year term. Any amount which remains in the trust at the end of one year will be returned to the Company.

During the period, restricted cash decreased by $26,743 from the deconsolidation of a subsidiary (note 3).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

6	Inventory

	September 30,	December 31,
	2012	2011

Stockpiled ore	-	814
Development consumables	-	2,637

	-	3,451

In the prior quarter, MMB developed and implemented grade control and stockpile programs. Previously recognized stockpile inventory (which had not been subject to the grade control program) in the amount of $1,402 was written off.

During the current quarter, inventory decreased by $3,046 from the deconsolidation of MMB (note 3).

7	Deferred financing costs

Balance – December 31, 2011	24,810
Additions	2,619
Transfer to senior debt (notes 11(b) - (d))	(10,421)
Impairment	(15,542)
Foreign exchange adjustment	(6)
Deconsolidation of subsidiary (note 3)	(1,460)

Balance – September 30, 2012	-

The Company considered the uncertainty surrounding MMB’s ability to reinstate the senior and subordinated debt facilities (notes 1, 11 and 12) and recorded an impairment of $15,542 of deferred financing costs in the prior quarter.

During the current quarter, deferred financing costs decreased by $1,460 from the deconsolidation of MMB (note 3).

8	Investment in associate

As discussed in note 3, the Company’s ownership interest in MMB was reduced from 70% to 49% on August 27, 2012 upon completion of Stage I of the Consortium Financing. As a result, the investment in MMB is now accounted for as an investment in associate. The Company’s share of the results of MMB subsequent to the loss of control is recorded in the Consolidated Statements of Operations.

Balance – December 31, 2011	-
Initial recognition (see note 3)	33,709
Share of results in associate	(15,193)

Balance – September 30, 2012	18,516

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

8	Investment in associate (continued)

The summarized unaudited consolidated financial information of MMB is set out below.

September 30,
100% of reported balances by MMB:	2012

Total current assets	27,694
Total assets	943,676

Current liabilities	627,204
Total liabilities	1,179,944

Revenue – for nine months	-
Net loss – for nine months	(247,338)

The year to date consolidated net loss of MMB as of the date of loss control on August 27, 2012 was $(216,332).

9	Property, plant and equipment

	Plant and	Construction	Mineral
	equipment	in progress	properties	Total

Cost

Balance – December 31, 2011	54,787	346,174	211,189	612,150
Additions	4,027	275,902	58,976	338,905
Borrowing costs capitalized	-	-	66,307	66,307
Share-based payments capitalized	-	-	(49)	(49)
Asset retirement obligation change in estimate	-	-	8,320	8,320
Transfer between categories	41,939	(41,939)	-	-
Foreign currency translation	144	-	16	160
Impairment	(1,861)	-	(171,474)	(173,335)
Deconsolidation of subsidiary	(95,807)	(580,137)	(173,285)	(849,229)

Balance – September 30, 2012	3,229	-	-	3,229

Accumulated depreciation

Balance – December 31, 2011	(7,112)	-	-	(7,112)
Depreciation	(7,680)	-	-	(7,680)
Foreign currency translation	(374)	-	-	(374)
Deconsolidation of subidiary	12,446			12,446

Balance – September 30, 2012	(2,720)	-	-	(2,720)

Net carrying value
At December 31, 2011	47,675	346,174	211,189	605,038

At September 30, 2012	509	-	-	509

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Property, plant and equipment (continued)

During the quarter ended June 30, 2012, the Company identified a significant forecast cost overrun on the Boleo Project (note 1), which subsequently led to a significant decline in the Company’s market capitalization. In light of these events, the Company recorded an impairment loss of $171,151 against its property, plant and equipment in the statement of operations. The impairment is based on the estimated value in use of a single cash-generating unit - the Boleo Project, located in Mexico.

In estimating the value in use, management applied a discounted cash flow approach, which reflected expected revenue and operating expenditure during the life of the mine.

The remaining $323 in capitalized costs for the Boleo Project recorded by Baja was written off in the current quarter upon the loss of control of MMB (note 3).

During the quarter ended September 30, 2012, the Company recorded an impairment of $1,861 against the remaining assets held at the head office. The carrying value of $509 represents the estimated net realizable value of the remaining assets held by the Company.

10	Environmental liabilities

Balance – December 31, 2011	16,114
Accretion of discounted liability for the period	304
Change in estimate – estimated cash flows (a)	7,899
Change in estimate – discount rate (b)	421
Deconsolidation of subsidiary – current (note 3)	(327)
Deconsolidation of subsidiary – long-term (note 3)	(24,411)

Balance – September 30, 2012	-

Current balance	-

Long-term balance	-

a)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

b)	The Company adjusted MMB’s environmental liabilities for a change in the risk-free discount rate, which was 2.38% at the date of deconsolidation of August 27, 2012 (December 31, 2011 – 2.49%).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior debt facilities

On September 28, 2010, MMB finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the its assets and severally guaranteed by the Company and the Korean Consortium for their respective portions of the debt (note 18(a)). The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Following the required contributions by the Company and the Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 13), each of the facilities may be drawn down pro-rata, except Export-Import Bank of the United States (“US Exim”) facilities which are subject to eligibility requirements. The Company and MMB satisfied all conditions precedent in the fourth quarter of 2011 and commenced draw down of the senior debt facilities.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, MMB is permitted to make voluntary prepayments on the facilities.

MMB was not in compliance with all covenants associated with its senior debt facilities at September 30, 2012. During the quarter ended June 30, 2012, the Company identified forecast cost overruns on the Boleo Project that exceeded the Company’s and MMB’s available funding (note 1). Under the terms of the senior debt agreements, the identified forecast cost overrun represents an Event of Default as it was not remedied within 60 days. As at September 30, 2012, MMB remains in an Event of Default.

Until the resolution of the Event of Default, MMB is prevented from drawing on available senior debt facilities (note 1).

In an Event of Default, the lenders have the right to exercise any combination of the following rights:

  To cancel the total commitments available to the MMB;

  To declare that all or part of the loans, together with accrued interest, be immediately due and payable;

  To declare that all or part of the loans be payable on demand;

  To terminate or close out the hedging transactions (note 13); and

  To exercise any other rights or remedies available to the senior lenders when a default continues.

On June 19, 2012, the Company and MMB first entered into a Standstill Agreement with the Korean Consortium and its senior lenders whereby the lenders agreed that they would not exercise the rights available to them during the standstill period ending on August 1, 2012. The Standstill Agreement was extended during the current quarter to October 1, 2012, and has since been extended to November 20, 2012 (note 1(d)).

On August 27, 2012, upon the Consortium completing the Stage I interim financing, the Company’s ownership interest in MMB was reduced from 70% to 49% (note 1). On that date and as a result of the loss of control of MMB, the Company has deconsolidated the assets and liabilities of MMB and no longer carries the senior debt on its Consolidated Balance Sheet as at September 30, 2012 (see note 3).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior debt facilities (continued)

As the continuing Event of Default is considered to give rise to a demand feature under the terms of the senior debt agreements, the fair value of financial liabilities is equal to the amount payable on demand. Management has determined that the face value of the relevant senior debt facilities approximates their fair value as at August 27, 2012.

	September 30,	August 27,	December 31,
	2012	2012	2011
Export-Import Bank of the United States (a)	-	127,088	103,916
Export Development Canada (b)	-	121,080	24,935
Korean Development Bank (c)	-	71,577	14,882
Commercial Banks (d)	-	39,765	8,285
Cost Overrun Facility (e)	-	-	-
	-	359,510	152,018
Deconsolidation of subsidiary (note 3)	-	(359,510)	-

Current balance	-	-	152,018

a)	Senior debt – Export-Import Bank of the United States

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest is accrued and added to the principal outstanding, until the final economic completion date of the Boleo Project (as defined in the lending agreement). The exposure fee is added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, MMB may elect to make voluntary minimum prepayments of $5,000 on any instalment date.

During the construction period, while MMB is not in an Event of Default, interest is accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every six months. In addition, from November 26, 2010, MMB accrues commitment fees of 0.5% per annum on the undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior debt facilities (continued)

a)	Senior debt – Export-Import Bank of the United States (continued)

The mandatory cash sweep mechanism included in the US Exim loan represents an embedded derivative, which has been separated from the host instrument (note 13).

	Face value	Amount recognized
Balance - December 31, 2011	126,518	103,916
Interest accrued (net of interest payments)	570	570
Accretion of discounted liability for the period	-	22,602
Deconsolidation of subsidiary	(127,088)	(127,088)

Balance – September 30, 2012	-	-

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided MMB with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. MMB may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

MMB may elect interest periods of one, two, three or six months. Until the earlier of June 30, 2013 and economic completion, and unless MMB is an Event of Default, interest is accrued and added to the principal outstanding. Thereafter, interest will be payable every three months, or at the end of the interest period if less than three months. In addition, MMB accrues commitment fees of 1.4% per annum on the undrawn amount of the facility, which are payable every three months.

	Face value	Amount recognized
Balance - December 31, 2011	26,344	24,935
Contributions	93,104	93,104
Financing costs (note 7)	-	(5,292)
Capitalized interest	1,782	1,782
Interest accrued (net of interest payments)	(150)	(150)
Amortization of financing costs	-	6,701
Deconsolidation of subsidiary	(121,080)	(121,080)

Balance – September 30, 2012	-	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior debt facilities (continued)

c)	Senior debt – Korean Development Bank

KDB has provided MMB with a debt facility of up to $90,000. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. MMB may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, MMB accrues commitment fees of 1.4% per annum on the undrawn amount of the facility, which are payable every three months.

	Face value	Amount recognized
Balance - December 31, 2011	15,804	14,882
Contributions	55,862	55,862
Financing costs (note 7)	-	(3,340)
Interest accrued (net of interest payments)	(89)	(89)
Amortization of financing costs	-	4,262
Deconsolidation of subsidiary	(71,577)	(71,577)

Balance – September 30, 2012	-	-

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) agreed to provide $50,000 of senior debt to the MMB. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. MMB may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

MMB may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, MMB accrues commitment fees of 1.4% per annum on the undrawn amount of the facility, which are payable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior debt facilities (continued)

d)	Senior debt – Commercial Banks (continued)

	Face value	Amount recognized
Balance - December 31, 2011	8,778	8,285
Contributions	31,034	31,034
Financing costs (note 7)	-	(1,789)
Interest accrued (net of interest payments)	(47)	(47)
Amortization of financing costs	-	2,282
Deconsolidation of subsidiary	(39,765)	(39,765)

Balance – September 30, 2012	-	-

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. The Company and the Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 13). The Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that MMB would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, payable at least every three months. The principal shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. MMB may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, MMB accrues commitment fees of 1.8% per annum on the undrawn amount of the facility, which are payable every three months.

The cost overrun facility cannot be drawn unless MMB has sufficient financing to fund all of the projected costs of the Boleo Project. Accordingly, MMB is currently unable to draw on the cost overrun facility.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated debt facilities

	September 30,	August 27,	December 31,
	2012	2012	2011
Subordinated debt - KDB (a)	-	52,515	49,301
Funding loan - Consortium (b)	-	52,373	42,269
Refundable deposit liability (c)	10,000	10,000	9,360
Loans from non-controlling interest (d)	-	225,200	142,227
Deconsolidation of subsidiary – current (note 3)	-	(104,888)	-
Deconsolidation of subsidiary – long-term (note 3)	-	(225,200)	-
	10,000	10,000	243,157
Current balance	10,000	10,000	9,360
Long-term balance	-	-	233,797

a)	Subordinated debt – KDB

KDB has provided MMB with a debt facility of up to $64,000, including accrued interest. This facility ranks subordinate to all senior debt in right of payment and security and bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan. The facility is repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and mandatory cash sweeps. Accrued interest is payable six months in arrears. In addition, MMB accrues commitment fees of 0.75% per annum on the undrawn amount of the facility, which are payable on the last day of every six-month period ending June 30 or December 31 of each year.

As at June 30, 2012, MMB was under an Event of Default with regards to the KDB Subordinated debt due to the fact (amongst others) that MMB’s liabilities exceed the carrying values of its assets. As at September 30, 2012, MMB remains in an Event of Default.

On August 27, 2012, upon the Consortium completing the Stage I interim financing, the Company’s ownership interest was reduced from 70% to 49% (note 1). On that date and as a result of the loss of control of MMB, the Company has deconsolidated the assets and liabilities of MMB and no longer carries the KDB subordinated debt on its Consolidated Balance Sheet as at September 30, 2012 (see note 3).

As the continuing Event of Default is considered to give rise to a demand feature under the terms of the debt agreement, the fair value of the financial liability is equal to the amount payable on demand. Management has determined that the face value of the KDB Subordinated debt approximates its fair value as at August 27, 2012.

	Face value	Amount recognized
Balance - December 31, 2011	50,821	49,301
Interest accrued	1,694	1,694
Amortization of financing costs	-	1,520
Deconsolidation of subsidiary	(52,515)	(52,515)

Balance – September 30, 2012	-	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated debt facilities (continued)

b)	Funding loan – Consortium

As part of its acquisition of 30% of MMB in 2008, the Consortium was required to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s project funding contribution. This facility ranks subordinate in right of payment and security to all senior debt and the KDB subordinated loan (notes 11 and 12(a)), and bears interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities will accrue interest at the six-month average LIBOR plus 5.5%.

The facility is repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest is added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 13).

Under the terms of the Baja funding loan, the Consortium had a right to declare the facility due and payable as at June 30, 2012 due to the fact (amongst others) that MMB’s liabilities exceeded the carrying values of its assets. As at September 30, 2012, MMB remained in an Event of Default.

On August 27, 2012, upon the Consortium completing the Stage I interim financing, the Company’s ownership interest was reduced from 70% to 49% (note 1). On that date and as a result of the loss of control of MMB, the Company has deconsolidated the assets and liabilities of MMB and no longer carries the Baja funding loan on its Consolidated Balance Sheet as at September 30, 2012 (see note 3).

Due to the demand feature, the fair value of the Baja funding loan is equal to the amount payable on demand. Management has determined that the face value of the Baja funding loan approximates its fair value as at August 27, 2012.

	Face value	Amount recognized
Balance - December 31, 2011	50,946	42,269
Interest accrued	1,427	1,427
Accretion of discounted liability for the period	-	8,677
Deconsolidation of subsidiary	(52,373)	(52,373)

Balance – September 30, 2012	-	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated debt facilities (continued)

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment regarding a decision to proceed with the development of manganese could likely be made on or earlier than December 31, 2012.

As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or possibility of manganese production decision. The change in estimate of amortized cost was recorded as accelerated accretion.

	Face value	Amount recognized
Balance - December 31, 2011	10,000	9,360
Accretion of discounted liability for the period	-	640
Balance – September 30, 2012	10,000	10,000
Current balance	10,000	10,000
Long-term balance	-	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated debt facilities (continued)

d)	Loans from non-controlling interests

In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

On August 27, 2012, upon the Consortium completing the Stage I interim financing, the Company’s ownership interest was reduced from 70% to 49% (note 1). On that date and as a result of the loss of control of MMB, the Company has deconsolidated the assets and liabilities of MMB and no longer carries the loans from non-controlling interests on its Consolidated Balance Sheet as at September 30, 2012 (see note 3).

	Face value	Amount recognized
Balance – December 31, 2011	146,275	142,227
Contributions	97,470	73,752
Interest accrued	9,209	9,209
Accretion of liability premium for the period	-	12
Deconsolidation of subsidiary	(252,954)	(225,200)

Balance – September 30, 2012	-	-

13	Derivative instruments

	September 30,	December 31,
	2012	2011
Louis Dreyfus put option (a)	15,767	5,695

Derivative assets	15,767	5,695

Hedge liability (b)	-	29,966
Mandatory prepayment – Baja funding loan (note 12(b))	-	6,818
Mandatory prepayment – US Exim facility (note 11(a))	-	12,924

Derivative liabilities	-	49,708

Current balance	-	42,890
Long-term balance	-	6,818

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments (continued)

MMB was not in compliance with all covenants associated with its senior debt facilities and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the senior lenders in an Event of Default, management determined that the US Exim facility contained a demand feature and that the fair value of the mandatory prepayment option associated with the US Exim facility approximated $Nil.

Similarly, under the terms of the Baja funding loan, the Consortium had a right to declare the facility due and payable at the date of loss of control of August 27, 2012. Based on the remedies and rights available to the Consortium, management determined that the Baja funding loan contained a demand feature and that the fair value of the mandatory prepayment option associated with the Baja funding loan approximated $Nil.

a)	Louis Dreyfus put option

The Company satisfied its contribution to the cost overrun facility (note 11(e)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize. The resulting fair value gains of $1,269 and $9,879 for the three and nine months ended September 30, 2012, respectively, were recognized in the Consolidated Statement of Operations.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 18(c)).

Should the Company be unable to utilize the facility, due to either an inability to finance the funding shortfall (note 1) or an unfavourable ruling in the before mentioned legal proceedings, the value of the put option may reduce to $Nil.

Under the terms of the interim financing agreement, the Company is assisting MMB to negotiate the termination of an off-take agreement between MMB and Louis Dreyfus which may involve the full or partial release of the letter of credit facility in consideration of the termination of the off-take agreement.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments

b)	Hedge liability

In order to satisfy the conditions precedent to the senior debt facilities (note 11), MMB entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

On August 27, 2012, upon the Consortium completing the Stage I interim financing, the Company’s ownership interest was reduced from 70% to 49% (note 1). On that date and as a result of the loss of control of MMB, the Company has deconsolidated the assets and liabilities of MMB and no longer carries MMB hedge on its Consolidated Balance Sheet as at September 30, 2012 (see note 3).

The details of the hedging instruments at September 30 and August 27, 2012 and December 31, 2011 are as follows:

			Fair value
Copper hedged	Put price	Call price	September 30,	August 27,	December 31,
‘000’s lbs	$ per lb	$ per lb	2012	2012	2011
33,716	2.40	3.96	-	(8,541)	(5,390)
130,146	2.40	3.97	-	(18,669)	(20,383)
17,637	2.40	4.01	-	(3,645)	(2,604)
11,097	2.40	4.02	-	(2,449)	(1,589)

192,596	2.40	3.97	-	(33,304)	(29,966)

As of August 27, 2012 MMB relied upon the market valuations provided by the counterparties. Prior to this date, MMB valued its hedge liabilities using an option valuation model. The primary inputs in the valuation model were copper price, copper price volatility and interest rates. MMB recognized fair value adjustment losses in the Consolidated Statement of Operations during the three months and nine months ended September 30, 2012 of $6,020 (2011 - $66,173 gain) and $3,338 (2011 - $39,447 gain).

14	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – December 31, 2011	24,670,477
Warrants exercised during the period	(984,375)
Warrants expired during the period	(10,606,875)

Warrants outstanding – September 30, 2012	13,079,227

The following table summarizes information about share purchase warrants outstanding at September 30, 2012:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)
1.00 to 1.49	7,408,727	2.75	1.38
1.50 to 2.50	5,670,500	0.03	2.46

	13,079,227	1.57	1.85

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of options	Weighted average exercise price (Cdn$ per option)
Stock options outstanding – December 31, 2011	27,987,500	0.95
Granted	50,000	0.92
Exercised	(450,000)	0.40
Forfeited	(8,260,000)	0.96

Stock options outstanding – September 30, 2012	19,327,500	0.96

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)
0.40 to 0.49	3,305,000	0.71	0.40	3,305,000	0.40
0.50 to 0.99	2,422,500	2.18	0.63	2,422,500	0.63
1.00 to 1.49	13,600,000	3.07	1.15	10,856,250	1.15
	19,327,500	2.56	0.96	16,583,750	0.92

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

c)	Stock options (continued)

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At September 30, 2012, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

In 2012, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares.

The fair value of the options granted during the nine month period was estimated at each measurement date using the Black-Scholes option-pricing model. During the nine month period, the Company granted 50,000 five-year stock options to consultants and employees, with a fair value of $25 (Cdn$25) attributed to these options. The total stock-based compensation recorded during the three and nine months ended September 30, 2012 on all vested options was $(572) (2011 – $1,555) and $323 (2011 – $6,471). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (three months ended: $(269); 2011 – $1,156 and nine months ended: $372; 2011 – $4,362) or to property, plant and equipment (three months ended: $(303); 2011 – $399 and nine months ended $(49); 2011 – $2,109), with the offsetting amount recorded to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	September	September
	30, 2012	30, 2011
Risk-free interest rate	1.15%	1.88%
Dividend yield	0%	0%
Expected volatility	75%	79%
Expected stock option life	3.85 years	3.16 years
Weighted average forfeiture rate	5.46%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$0.9980	$1.0227
Weighted average fair value of stock options granted	$0.50	$0.59

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	General and administration expense

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

Office and administration	795	604	2,199	1,983
Management and directors fees	203	160	1,501	899
Wages	1,017	1,000	4,260	3,634
Professional and consulting fees	3,371	416	4,919	1,641
Stock-based compensation (note 14(c))	(269)	1,156	372	4,362
Shareholders information	138	101	2,272	745
Depreciation	519	438	1,759	1,174

	5,774	3,875	17,282	14,438

16	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

Directors fees – administration	90	70	355	224
Management fees – administration	113	90	1,146	675
Management fees – development costs	40	120	261	442

	243	280	1,762	1,341

The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three and nine months ended September 30, 2012 of $39 (2011 – $52) and $92 (2011 – $143). The above transactions occurred at commercial terms.

Receivables from the Company’s investment in associate are as follows:

September 30,
2012
Other current assets	171
Long term receivables	1,407

1,578

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

17	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at September 30, 2012 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	20,222	18,516	38,738
Current assets	8,593	-	8,593
Total assets	28,815	18,516	47,331

Total liabilities	15,670	-	15,670

The breakdown by geographic region as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339
Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

No revenues were earned in either of the geographic areas.

18	Guarantees, commitments and contingencies

a)

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of MMB’s senior borrowings. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. Total facility obligations and the balances drawn (including accrued interest) by MMB as at September 30, 2012, are estimated to be $759.6 million and $360.8 million respectively. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Guarantees, commitments and contingencies (continued)

b)

The Company entered into a 10 year office lease in 2010 at an average monthly lease expense of $54 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $488 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $770 (Cdn$757) prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2012	159
2013	636
2014	636
2015	636
Thereafter	3,000

5,067

Subsequent to September 30, 2012, the Company entered into a sub-lease agreement for the remaining term of its Vancouver office space lease. The agreement remains subject to the approval of the landlord.

c)

As required by the terms of the senior debt facilities, MMB has agreed to terms of an off-take arrangement with Louis Dreyfus whereby MMB committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

In April 2012, Louis Dreyfus Commodities filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court. (note 13(a)).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
September 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Commitments and contingencies (continued)

e)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250,000;

  punitive damages in the amount of Cdn$10,000; and

  interest and costs

The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

19	Supplemental cash flow information

Cash and cash equivalents comprise:

	September 30,	September 30,
	2012	2011
Cash in bank	819	14,485
Term deposits with maturity of less than three months	4,560	588

	5,379	15,073

In addition to the non-cash activities arising from the deconsolidation of a subsidiary (note 3) and the reversal of the intercompany receivable and payable elimination entry of $2,036 as of the date of deconsolidation, other non-cash investing and financing activities of the Company include the following:

	September	September 30,
	30, 2012	2011

Increase in accounts payable and accrued liabilities related to property, plant and equipment	59,572	30,376
Increase (decrease) in accounts payable and accrued liabilities related to deferred financing costs	551	(395)
Borrowing costs	63,292	6,061
Stock-based compensation	(49)	2,109
Other supplemental information:
Interest received	534	395
Interest paid	5,628	-